UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 27, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Uso Interno Classificado como Uso Interno Repositioning of TIM Controle with offers better aligned with different customer consumption profiles, expanding the competitiveness of the portfolio Flexible and scalablemodel, with monthly and annual subscription options, increasing the capacity for customer acquisition and retention The monthly and annual subscriptionmodel reinforces TIM’s value strategy by combining simplicity, personalization and convenience Note: EBITDA and Net Income normalized in accordance with the items indicated in their respective sections. EBITDA-AL excluding the impact of the fines from the decommissioning of sites. Operating Cash Flow (“OpCF”) represents EBITDA-AL (-) Capex. 2Q26 reinforces the consistent execution of strategic priorities and contributes to a solid first half of the year Growth driven by the strong performance in the mobile and fixed lines SERVICE REVENUE MOBILE ARPU Postpaid and new revenues sustain a record ARPU B2B SERVICE REVENUE (EX-WHOLESALE) Innovation and technology are driving B2B expansion and accelerating new revenue generation EBITDA-AL Strong growth with margin expansion: 38.7%(+0.6 p.p. YoY) OPERATING CASH FLOW Cash generation, with margin increase: 22.1%(+1.1 p.p. YoY) SHAREHOLDER REMUNERATION Announced as Interest on Capital through June 2026 TIM Controle Fit: Flexibility to capture different customer profiles TIM Play: New OTT positioning, everything in one place The new OTT positioning consolidates content and digital services into an integrated, simple and convenient experience for the customer Evolution from standalone benefits to a unified platform, strengthening engagement, loyalty and recurrence Portfolio available in three price tiers, creating a new layer of value for the Company’s B2C ecosystem (6M26) (6M26) (LTM26) (6M26) (6M26) (6M26) EARNINGS RELEASE Convergence between mobile and fixed services in a single offer, simplifying the customer experience The strategy expands TIM’s addressablemarket by converting available fiber coverage into new commercial opportunities The acquisition of I-Systems strengthens operational integration, efficiency and optionality to accelerate the growth of the FTTH strategy TIM Ultracombo: Fiber and mobile in an integrated offer Classificado como Uso Interno 2Q26 2Q25 % YoY 1Q26 % QoQ 6M26 6M25 % YoY FINANCIAL (R$ million) Net Revenues 6,965 6,600 5.5% 6,806 2.3% 13,772 12,994 6.0% Services Revenues 6,785 6,417 5.7% 6,644 2.1% 13,429 12,657 6.1% Mobile Service 6,369 6,089 4.6% 6,253 1.8% 12,622 12,010 5.1% Fixed Service 416 328 27.0% 391 6.4% 808 646 24.9% Normalized* Operating Expenses (3,380) (3,249) 4.0% (3,519) -4.0% (6,899) (6,558) 5.2% Normalized* EBITDA 3,586 3,351 7.0% 3,287 9.1% 6,873 6,435 6.8% Normalized* EBITDA Margin 51.5% 50.8% 0.7p.p. 48.3% 3.2p.p. 49.9% 49.5% 0.4p.p. Normalized* EBITDA-AL 2,802 2,600 7.8% 2,523 11.1% 5,326 4,940 7.8% Normalized* EBITDA-AL Margin 40.2% 39.4% 0.8p.p. 37.1% 3.2p.p. 38.7% 38.0% 0.6p.p. Normalized* Net Income 1,036 976 6.2% 821 26.2% 1,857 1,786 4.0% Capex (935) (882) 6.0% (1,354) -31.0% (2,289) (2,221) 3.0% OpCF (Normalized* EBITDA-AL - Capex) 1,868 1,718 8.7% 1,169 59.7% 3,037 2,719 11.7% OPERATIONAL ('000) Mobile Customer Base 61,879 62,194 -0.5% 61,986 -0.2% 61,879 62,194 -0.5% Prepaid 28,211 30,679 -8.0% 28,871 -2.3% 28,211 30,679 -8.0% Postpaid 33,668 31,515 6.8% 33,116 1.7% 33,668 31,515 6.8% TIM Ultrafibra Customer Base 899 799 12.5% 880 2.2% 899 799 12.5% Description FINANCIAL AND OPERATIONAL HIGHLIGHTS * EBITDA normalized for non-recurring effects in Operating Costs and Expenses (+R$ 72.1 million in 2Q26, +R$ 6.0 million in 1Q26, +R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25). Net Income normalized for non-recurring effects in EBITDA and in Income Tax (-R$ 5.4 million in 2Q26, -R$ 2.0 million in 1Q26, -R$ 387k in 2Q25 and -R$ 6.5 million in 1Q25). EBITDA-AL excluding the impact of the fines from the decommissioning of sites. INVESTOR RELATIONS EARNINGS CONFERENCE CALL July 28th, 2026, at: 11:00 a.m. (BRT) / 10:00 a.m. (US EST) Video Conference (Zoom): Click here CONTACTS E-mail: ri@timbrasil.com.br Website: ri.tim.com.br EARNINGS RELEASE 1 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 RECENT AND SUBSEQUENT EVENTS Shareholder Remuneration On June 17, 2026, TIM S.A.’s Board of Directors approved the distribution of Interest on Capital in the amount of R$ 400 million. For more details, visit TIM S.A.’s Investor Relations website: Filings Capital Contributions to Wholly Owned Subsidiaries of TIM S.A. In July 2026, TIM’s Board of Directors approved capital contributions of up to R$600 million to I-Systems and up to R$70 million to V8.Tech, both wholly owned subsidiaries of the Company. The funds, sourced from TIM’s cash position, will be primarily used to prepay financial obligations of these companies, supporting the optimization of the TIM Group’s capital structure and financial costs in Brazil. The transaction does not change TIM’s share capital or its ownership interest in the subsidiaries. For more details, visit TIM S.A.’s Investor Relations website: Filings 2 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 FINANCIAL HIGHLIGHTS OPERATING NET REVENUE Total Net Revenue (“NR”): R$ 6,965 million in 2Q26 (+5.5% YoY; +6.0% YoY in 6M26) Total Net Revenue advanced in the period, reflecting the positive performance of Service Revenue. Service Revenue (+5.7% YoY in 2Q26; +6.1% YoY in 6M26) Growth was driven by the evolution across all fronts, notably TIM Ultrafibra and the B2B segment, with V8.Tech and IoT continuing to expand their relevance in the composition of results, reflecting the Company’s strategy of growing through multiple business lines. With a 360º approach, in July TIM renewed its portfolio with offers aimed at enhancing customer experience and expanding opportunities in areas such as entertainment, convergence, and mobility services. Product Revenue (-1.5% YoY in 2Q26; +1.7% YoY in 6M26) Product revenue was practically in line year over year, as the evolution of the product mix and the contribution of diversification initiatives helped mitigate the seasonality observed in the sale of IoT equipment. 2Q26 2Q25 % YoY 1Q26 % QoQ 6M26 6M25 % YoY R$ million Total Net Revenue 6 ,965 6,600 5.5% 6,806 2.3% 13,772 12,994 6.0% Services Revenue 6,785 6,417 5.7% 6,644 2.1% 13,429 12,657 6.1% Mobile Service 6,369 6,089 4.6% 6,253 1.8% 12,622 12,010 5.1% Client Generated 5 ,877 5,703 3.1% 5,819 1.0% 11,696 11,245 4.0% Interconnection 90 91 -0.2% 110 -17.8% 200 174 15.0% Customer Platform 63 29 117.3% 26 139.8% 89 51 76.0% Others 338 267 26.9% 298 13.5% 636 541 17.7% Fixed Service 416 328 27.0% 391 6.4% 808 646 24.9% of which TIM Ultrafibra 247 226 9.5% 243 1.8% 490 444 10.4% Product Revenue 181 183 -1.5% 162 11.6% 342 337 1.7% Description 3 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 MOBILE SEGMENT: Mobile Service Revenue (“MSR”) (+4.6% YoY in 2Q26; +5.1% YoY in 6M26) | Mobile ARPU (R$ 34.3 in 2Q26; +5.0% YoY) MSR performance reflected the evolution of postpaid and the greater contribution of new revenue fronts, reinforcing an increasingly diversified growth dynamic for mobile ARPU1, amid a more active competitive environment due to Mother’s Day and the FIFA World Cup. Client Generated Revenue (“CGR”) (+3.1% YoY in 2Q26; +4.0% YoY in 6M26) CGR evolution reflected a more moderate contribution from postpaid, due to a more balanced comparison base. Performance was partially impacted by the decline in prepaid revenues, although its trajectory remained stable quarter over quarter, and by the lower contribution from international roaming revenues. Interconnection Revenue (-0.2% YoY in 2Q26; +15.0% YoY in 6M26) Performance remained practically stable year over year. Customer Platform Revenue (+117.3% YoY in 2Q26; +76.0% YoY in 6M26) Growth reflected the performance of the mobile advertising front. Other Revenues (+26.9% YoY in 2Q26; +17.7% YoY in 6M26) Growth in the “Other” line was driven mainly by the evolution of B2B revenues, notably IoT, reflecting project development and the contribution of the Company’s revenue diversification initiatives. Below is the performance by each mobile customer profile: POSTPAID Revenue (+5.8% YoY in 2Q26; +6.6% YoY in 6M26) | ARPU ex-M2M (R$ 55.7 in 2Q26; +0.7% YoY) Postpaid growth was supported by the acquisition of new customers, with a 6.8% expansion of the base, and by the price adjustments applied to the offers in the first quarter. As a result, postpaid reached around 70% of MSR, demonstrating the successful evolution toward a more resilient customer mix. PREPAID Revenue (-6.9% YoY in 2Q26; -6.7% YoY in 6M26) | ARPU (R$ 14.4 in 2Q26; +1.1% YoY) Prepaid revenue reflected the competitive dynamics of the market and the pressure on the recurrence of recharges. Despite the decline, the line remains on a quarterly stabilization trajectory relative to the levels observed at the end of 2025, contributing to the evolution of ARPU. 1 ARPU represents the Average Revenue Per User. 4 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 FIXED SEGMENT Fixed Service Revenue (“FSR”) (+27.0% YoY in 2Q26; +24.9% YoY in 6M26) FSR performance reflected mainly the advance of Ultrafibra, in addition to the contribution of V8.Tech, whose revenue began to be consolidated in the fixed segment after the completion of the acquisition in 1Q26. TIM ULTRAFIBRA Revenue (+9.5% YoY in 2Q26; +10.4% YoY in 6M26) | FTTH ARPU (R$ 92.8 in 2Q26; +0.8% YoY) TIM Ultrafibra maintained a positive trajectory, with revenue growth for the third consecutive quarter and a 12.5% YoY advance in the customer base, reflecting another consistent evolution of an operation that is today practically 100% FTTH. And as the next step in its strategy of sustainable growth and value capture, in July TIM launched TIM Ultracombo, its first converged offer between mobile and fixed services. The initiative seeks to explore new growth opportunities, supported by the fiber infrastructure strengthened by the incorporation of I-Systems. OPERATING COSTS AND EXPENSES * Operating Costs and Expenses normalized for: the price adjustment of the I-Systems acquisition (+R$ 56.3 million in 2Q26), costs with consulting services for strategic projects (+R$ 15.7 million in 2Q26 and +R$ 6.0 million in 1Q26), and costs with legal services in connection with the settlement of the dispute with the former financial services partner (+R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25). Operating Costs and Expenses: R$ 3,380 million in 2Q26 (+4.0% YoY; 48.5% of NR | +5.2% YoY in 6M26) The evolution of Normalized Operating Costs and Expenses was associated mainly with the impacts of the consolidation of the V8.Tech and I-Systems assets, which began to affect the cost structure in the first half. Even so, the recorded increase was below annual inflation as of June (4.64%2). 2 12-month cumulative IPCA ended in June 2026. Source: IBGE. 2Q26 2Q25 % YoY 1Q26 % QoQ 6M26 6M25 % YoY R$ million Reported Operating Expenses (3,452) (3,250) 6.2% (3,525) -2.1% (6,977) (6,579) 6.0% Normalized* Operating Expenses (3,380) (3,249) 4.0% (3,519) -4.0% (6,899) (6,558) 5.2% Personnel (406) (378) 7.3% (383) 6.2% (789) (736) 7.1% Selling & Marketing (964) (952) 1.2% (936) 3.0% (1,900) (1,914) -0.8% Network & Interconnection (1,287) (1,247) 3.2% (1,496) -14.0% (2,783) (2,569) 8.3% General & Administrative (229) (207) 10.5% (221) 3.6% (451) (418) 7.7% Cost Of Goods Sold (COGS) (240) (256) -6.1% (225) 6.8% (465) (464) 0.1% Bad Debt (264) (191) 38.1% (225) 17.2% (490) (373) 31.1% Other operational revenues (expenses) 1 1 (17) n.a. (33) n.a. (22) (83) -72.9% Normalized* Operating Expenses Ex-COGS (3,140) (2,993) 4.9% (3,294) -4.7% (6,434) (6,094) 5.6% Description 5 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 Personnel: (+7.3% YoY in 2Q26; 5.8% of NR | +7.1% YoY in 6M26) Growth is explained basically by the effects of V8.Tech and I-Systems. Excluding these impacts, the line would have recorded a 1.5% YoY decline due to lower spending on employee benefits and payroll charges, in line with the Company’s strategy of having a more efficient organizational structure. Selling and Marketing (+1.2% YoY in 2Q26; 13.8% of NR | -0.8% YoY in 6M26) The variation reflects higher advertising spending, associated with the brand-strengthening initiatives carried out throughout the year, including sponsorships such as Big Brother Brasil. This effect was partially offset by lower Fistel costs and by the reduction in service-channel expenses, driven by digitalization initiatives, such as the lower demand for human-assisted calls and the change in the payment mix. Network and Interconnection (+3.2% YoY in 2Q26; 18.5% of NR | +8.3% YoY in 6M26) The line showed a slowdown in the pace of growth, mainly benefited by the reduction in international roaming expenses, due to seasonality, and by the partial elimination (2 months) of rental expenses related to I-Systems. These effects were partially limited by higher spending on digital content providers and by costs associated with V8.Tech. General and Administrative (“G&A”)3 (+10.5% YoY in 2Q26; 3.3% of NR | +7.7% YoY in 6M26) The increase stems from the impacts of V8.Tech and I-Systems and from higher spending on the contracting of specialized professional services. Excluding the impacts of the acquired companies, the line would have increased by 4.8% YoY. Cost of Goods Sold (“COGS”) (-6.1% YoY in 2Q26; 3.4% of NR | +0.1% YoY in 6M26) The variation is in line with the decline in product revenue in the period. Bad Debt (+38.1% YoY in 2Q26; 3.8% of NR | +31.1% YoY in 6M26) | % of Total Gross Revenue (2.4%; +0.4 p.p. YoY) The increase mainly reflects a one-off impact related to a B2B/Wholesale customer, in addition to the expansion of the postpaid base, which is naturally more exposed to default risk. Other Operating Expenses (Revenues)4 (R$ 11 million in revenue in 2Q26 | -72.9% YoY in 6M26) The positive result was driven by the favorable impact of tower decommissioning and by lower provisions for tax contingencies. 3 The G&A line had a non-recurring impact of R$ 15.7 million in 2Q26 and R$ 6.0 million in 1Q26, related to costs with consulting services for strategic projects, and of R$ 1.1 million in 2Q25 and R$ 19.0 million in 1Q25, related to legal services in connection with the settlement of the dispute with the former financial services partner. 4 The Other Operating Expenses (Revenues) line had a non-recurring impact of R$ 56.3 million in 2Q26, related to the price adjustment of the ISystems acquisition. 6 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 FROM EBITDA TO NET INCOME EBITDA5: R$ 3,586 million in 2Q26 (+7.0% YoY; +6.8% YoY in 6M26) | Margin: 51.5% in 2Q26 (+0.7 p.p. YoY) Normalized EBITDA recorded consistent growth, supported by the expansion of service revenue and by discipline in cost management, even amid the increase in expenses arising from the consolidation of the assets. EBITDA-AL6: R$ 2,802 million in 2Q26 (+7.8% YoY; +7.8% YoY in 6M26) | Margin-AL: 40.2% in 2Q26 (+0.8 p.p. YoY) Normalized EBITDA-AL (“After Lease”) corresponds to Normalized EBITDA after the effects of leases. The expansion of the indicator reflects the operational improvement in the period and the active management of leases, supported by contractual renegotiations and RAN sharing agreements. As a result, lease costs remain under control, reflecting the slower growth of expenses associated with network infrastructure agreements, despite the increase in rental expenses related to the greater use of solar power plants, in line with the optimization of the energy matrix and energy cost efficiency. 5 EBITDA normalized for non-recurring effects in Operating Costs and Expenses (+R$ 72.1 million in 2Q26, +R$ 6.0 million in 1Q26, +R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25). 6 EBITDA-AL normalized for non-recurring effects in EBITDA and excluding the impact of the fines from the decommissioning of sites. 7 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 DEPRECIATION AND AMORTIZATION (“D&A”) D&A (+1.1% YoY in 2Q26; +0.4% YoY in 6M26) The dynamics of the line remain under control and aligned with the evolution of Capex, with the observed growth influenced mainly by the impacts of the I-Systems acquisition, which contributed two months of depreciation and amortization expenses in the period. FINANCIAL RESULT * The amounts related to the 5G Fund were managerially reclassified from the ‘Other Cash Items’ line to ‘Other Non-Cash Items’ to better reflect the nature of these effects, with no impact on the total Net Financial Result. Net Financial Result (+51.8% YoY in 2Q26; +12.9% YoY in 6M26) The worsening of the net financial result reflects mainly an unfavorable comparison base versus 2Q25, a period that benefited from: (i) the reversal of the monetary restatement of a civil contingency, as per Note 24 of the Financial Statements, recognized following a favorable decision by the Brazilian Supreme Federal Court in a lawsuit involving TIM related to service quality (R$ 119 million); and (ii) a more positive performance of the 5G Fund (R$ 76 million in 2Q25 vs. R$ 15 million in 2Q26). In addition, the 2Q26 result was also pressured by the increase in interest expenses on leases and by the effects of the I-Systems consolidation (R$ 13 million). 2Q262Q25%YoY1Q26% QoQ6M266M25% YoYR$ millionDepreciation(1,281) (1,292) -0.9%(1,234) 3.8%(2,515) (2,558) -1.7%of which Depreciation of Leases(453) (423) 7.0%(443) 2.2%(895) (838) 6.9%Amortization(516) (484) 6.5%(505) 2.2%(1,020) (964) 5.9%Total D&A(1,796) (1,776) 1.1%(1,739) 3.3%(3,535) (3,522) 0.4%Description2Q262Q25% YoY1Q26% QoQ6M266M25% YoYR$ millionCash Items(589) (475) 23.9%(565) 4.1%(1,154) (885) 30.4%Financial Debt Interest (Net of Derivatives)(97) (97) 0.5%(77) 25.8%(174) (165) 5.7%Interest related to Cash & Cash Equivalents175 175 -0.2%199 -12.2%373 342 9.1%Net Leases Interest(421) (388) 8.6%(463) -9.1%(885) (760) 16.4%Others(245) (166) 47.8%(224) 9.4%(468) (302) 55.0%Non-Cash Items20 100 -80.3%36 -44.6%55 (88) n.a.Mark-to-market from Derivative4 24 -82.0%30 -85.4%34 4 708.5%C6 Mark-to-market- - -- -- (166) n.a.Others15 76 -79.8%6 n.a.21 73 -71.3%Net Financial Result(569) (375) 51.8%(530) 7.3%(1,099) (973) 12.9%Description 8 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 Income Tax7 (-15.6% YoY in 2Q26; +233.0% YoY in 6M26) Normalized Income Tax totaled -R$ 168 million in 2Q26 (effective tax rate of -13.9%), vs. -R$ 199 million in 2Q25 (effective tax rate of -16.9%). The reduction is due to the greater declaration of Interest on Capital in 2Q26 compared to 2Q25 (R$ 400 million vs. R$ 300 million, respectively). Net Income8: R$ 1,036 million in 2Q26 (+6.2% YoY; +4.0% YoY in 6M26) Normalized Net Income reached the highest level ever observed for a second quarter. As a result, Normalized Earnings per Share (EPS) reached R$ 0.43 in 2Q26, compared to R$ 0.40 in 2Q25. INVESTMENTS AND CASH FLOW CAPEX Capex: R$ 935 million in 2Q26 (+6.0% YoY; 13.4% of NR | +3.0% YoY in 6M26) The increase was driven by higher investments in IT and other initiatives supporting the Company’s technological and operational development, as well as the consolidation of fiber investments related to I-Systems in the Network line, consistent with expectations for the period. 7 The Income Tax line had non-recurring effects in the amount of -R$ 5.4 million in 2Q26, -R$ 2.0 million in 1Q26, -R$ 387k in 2Q25 and -R$ 6.5 million in 1Q25. 8 Net Income normalized for non-recurring effects in EBITDA and Income Tax. 2Q262Q25%YoY1Q26% QoQ6M266M25% YoYR$ millionNetwork647 622 4.0%1,044 -38.0%1,691 1,650 2.5%IT & Others288 260 10.8%310 -7.1%598 571 4.7%Capex935 882 6.0%1,354 -31.0%2,289 2,221 3.0%Capex/ Net Revenue13.4%13.4%0.1p.p.19.9%-6.5p.p.16.6%17.1%-0.5p.p.Description 9 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 CASH FLOW * Incentives on lease payments were recognized in line with the agreed contractual conditions, reducing the amount disbursed in the period (+R$ 39.2 million in 2Q26, +R$ 65.8 million in 1Q26 and +R$ 3.8 million in 1Q25). Operating Cash Flow (“OpCF”): R$ 1,868 million in 2Q26 (+8.7% YoY; +11.7% YoY in 6M26) | Margin: 26.8% in 2Q26 (+0.8 p.p. YoY) OpCF, which corresponds to Normalized EBITDA-AL (-) Capex, recorded further expansion in the quarter, reflecting the Company’s ability to convert operational performance into cash generation, while maintaining disciplined capital allocation. Operating Free Cash Flow (“OpFCF”): R$ 1,242 million in 2Q26 (+10.1% YoY; +19.2% YoY in 6M26) The increase of OpFCF reflects solid operational performance in the period, partially offset by higher Income Taxes payments and increased lease expenses. Excluding Income Taxes, working capital contributed positively to OpFCF in 2Q26, driven by a better dynamic in accounts receivable. CASH POSITION Cash and Marketable Securities positions totaled R$ 4,530 million at the end of June 2026, down 17.2% YoY, reflecting mainly the disbursement for the acquisition of the remaining interest in I-Systems, the advance payment of dividends for fiscal year 2025, paid in December 2025, and the payment of the first installment of TIM S.A.’s debentures. It is also noteworthy that the full payment of the TFF (Operating Inspection Fee), which is part of the Fistel fee, has been suspended since 2020. The total amount recorded through June 30, 2026 was R$ 4.8 billion, of which R$ 3.5 billion in principal and R$ 1.3 billion in accrued default interest. 2Q262Q25%YoY1Q26% QoQ6M266M25% YoYR$ millionReported EBITDA3,514 3,350 4.9%3,281 7.1%6,795 6,415 5.9%Capex(935) (882) 6.0%(1,354) -31.0%(2,289) (2,221) 3.0%Reported EBITDA - Capex2,579 2,468 4.5%1,927 33.8%4,506 4,194 7.5%I-Systems fair value adjustment56 - n.a.- n.a.56 - n.a. Δ Working Capital and Income Tax(570) (549) 3.8%(686) -16.9%(1,256) (1,193) 5.3%Leases Payment*(823) (791) 4.0%(788) 4.4%(1,611) (1,579) 2.0%of which Fines- - -(23) n.a.(23) (31) -25.6%Operating Free Cash Flow1,242 1,128 10.1%453 174.5%1,695 1,422 19.2%Description 10 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 DEBT DEBT PROFILE NET DEBT LT DEBT BY MATURITY Total post-hedge Debt (including net derivatives of R$ 230 million) totaled R$ 17,048 million at the end of June 2026, an increase of R$ 292 million vs. 2Q25. The increase mainly reflects higher liabilities associated with V8.Tech and I-Systems, partially offset by the reduction in total financial debt. CurrencyInterest Rate Maturity Short-term Long-term TotalR$ millionDebenturesBRLIPCA + 4.0432% p.a. 06/28 709 707 1,416 BNDES FinameBRLIPCA + 4.2283% p.a. 11/31 56 246 302 I-SystemsBRL/USDCDI + 2.10% to CDI + 2.50% 10/30 a 05/32 131 436 568 V8.TechBRLCDI + 2.42% to CDI + 3.91% 04/26 to 04/28 27 28 55 BNBBRLIPCA + 1.2228% to 1.4945% p.a. 02/28 185 123 308 Total Financial Debt 1,109 1,540 2,649 License (5G)BRLSelic 12/40 72 943 1,015 Total Debt Before Lease1,181 2,483 3,664 Total LeaseBRLIPCA/IGP-M (13.97% p.a.)11/48 1,638 11,976 13,614 Total Debt 2,818 14,459 17,278 Issuances2Q261Q264Q253Q25R$ millionShort-Term Debt1,109 979 926 955 Long-Term Debt1,540 1,853 1,853 1,900 Total Debt2,649 2,832 2,779 2,855 Cash and Cash Equivalents + Market Sec(4,530) (5,871) (5,885) (6,529) Net Derivatives-ex C6(230) (311) (283) (195) Net Debt(2,110) (3,350) (3,389) (3,868) License (5G)1,015 993 971 1,015 Net Debt AL(1,096) (2,357) (2,418) (2,853) Total Lease13,614 13,677 13,531 13,264 Total Net Debt12,518 11,320 11,112 10,411 Net Debt AL /Normalized EBITDA AL*-0.1x-0.22x-0.23x-0.28xNet Debt Total/Normalized EBITDA0.89x0.82x0.82x0.79xDescription*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.Pro-Forma IncludingIFRS 9, 15 & 16 R$ million2027254 1,027 2028997 2,745 2029243 1,877 2030243 1,576 After 2030746 7,234 Total Debt2,483 14,459 Year 11 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 * STRATEGIC PARTNERSHIPS Digital Ecosystem Security Services Health Services Financial Services In the Insurance vertical, the strategic partnership with EXA maintained its growth trajectory, reaching in 2Q26 a penetration of approximately 36% on device sales. The performance reinforces the high adherence of the offer to the customer’s purchase moment and evidences the potential of the vertical as an important lever of incremental monetization. With consistent results since the beginning of the operation, insurance continues to consolidate as a strategic component for the Company. TIM advanced in the implementation of the partnership with PicPay, an initiative that strengthens its digital ecosystem strategy and expands the opportunities to monetize the base through integrated offers and cross benefits. The partnership contributes to deepening the relationship with customers, increasing engagement on the platforms and developing new value-capture fronts, in line with the Company’s business diversification strategy. In the Consortium vertical, the partnership with KSK reached the mark of 1 million TIM customers registered on the platform in less than one year of operation, with continuous improvements in the contracting flow reinforcing the relevance of the offer and the potential of the vertical as a lever of growth and value generation for the base. In the Health vertical, the strategic partnership with Cartão de Todos continues to deliver consistent results and expand its relevance to the TIM base. At the end of the quarter, the initiative surpassed 1.6 million leads generated and reached more than 288 thousand cumulative subscriptions, reinforcing the conversion potential of the offer and the ability to monetize the base with offers exclusive to TIM customers. 12 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 BUSINESS-TO-BUSINESS (B2B) B2B Revenues New B2B project signings reached R$ 192 million in 2Q26, the highest level in the Company's history, reflecting strong demand for connectivity and digital transformation solutions across strategic segments such as Logistics, Utilities, Agribusiness, and Smart Cities. B2B service revenue ex-Wholesale increased 16.6% in LTM26, reaching R$ 1.7 billion, driven by the expansion of Corporate Solutions, IoT, Data Partnerships, and V8.Tech businesses, representing 6.6% of total service revenues. Mobile Advertising and Data Monetization TIM Ads and Open Gateway continue to drive TIM’s revenue diversification strategy in 2Q26, with growth of more than 50% in campaign volume relative to 2Q25. The performance reflected the expansion of the advertiser base, the evolution of the portfolio and the strengthening of the Company’s media and data capabilities. In Open Gateway, TIM continues to expand its offering of authentication, anti-fraud and identity-validation solutions, in addition to entering into a partnership with Aduna to accelerate the global commercialization of APIs. The Company ended the quarter with seven APIs commercially available. The evolution of TIM Insights and Audience Builder, supported by more than 1,300 data points for audience segmentation and artificial intelligence resources, reinforces TIM’s positioning as a data, media and API platform, expanding campaign personalization and value generation for customers and advertisers. *Note: LTM represents Last 12 Months (considering LTM25 the period between Jul/24 – Jun/25 and LTM26 between Jul/25 – Jun/26). 1,498 1,746 LTM25 LTM26 16.6% 6.6% of total service revenue 13 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 OPERATIONAL INDICATORS * 2Q26 data were published by Anatel and refer to May 2026. 2Q262Q25% YoY1Q26% QoQ6M266M25% YoYMobile Customer Base ('000)61,879 62,194 -0.5%61,986 -0.2%61,879 62,194 -0.5%Prepaid28,211 30,679 -8.0%28,871 -2.3%28,211 30,679 -8.0%Postpaid33,668 31,515 6.8%33,116 1.7%33,668 31,515 6.8%Postpaid ex-M2M26,128 24,964 4.7%25,881 1.0%26,128 24,964 4.7%Mobile Net Adds ('000)(108) 155 n.a.12 n.a.(95) 135 n.a.Postpaid ex-M2M Net Adds ('000)247 451 -45.2%188 31.6%435 726 -40.1%Mobile ARPU (R$)34.3 32.7 5.0%33.7 1.8%34.0 32.3 5.4%Prepaid14.4 14.3 1.1%14.1 2.5%14.2 14.1 1.3%Postpaid43.8 44.3 -1.2%43.6 0.4%43.7 44.0 -0.8%Postpaid ex-M2M55.7 55.3 0.7%55.1 1.0%55.4 54.8 1.1%Monthly Churn (%)3.0%2.9%0.1p.p.2.9%0.2p.p.3.0%2.9%0.1p.p.Market Share*22.4%23.4%-0.9p.p.22.7%-0.2p.p.22.4%23.4%-0.9p.p.Prepaid30.5%31.2%-0.8p.p.30.9%-0.5p.p.30.5%31.2%-0.8p.p.Postpaid18.3%18.8%-0.4p.p.18.4%-0.1p.p.18.3%18.8%-0.4p.p.Postpaid ex-M2M20.7%21.2%-0.5p.p.20.8%-0.1p.p.20.7%21.2%-0.5p.p.TIM Ultrafibra Customer Base ('000)899 799 12.5%880 2.2%899 799 12.5%FTTH896 779 15.0%876 2.3%896 779 15.0%TIM Ultrafibra ARPU (R$)93.3 95.6 -2.4%94.4 -1.2%93.9 94.4 -0.6%Description 14 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 SHAREHOLDER REMUNERATION In its most recent Guidance (click here), TIM S.A. plans to distribute R$ 5.3–5.5 billion in 2026, reflecting the increase in remuneration in recent years and, over the long term, projects an expansion of shareholder returns in line with cash flow growth. CAPITAL MARKETS TIM S.A.’s shares are traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), under the ticker TIMS3, and its ADRs are traded on the New York Stock Exchange (“NYSE”), under the ticker TIMB. * Source: TIM S.A.’s Investor Relations website: Shares 2023 2024 2025 2Q26 Dividend Yield (%) 6 .7 10.0 9.3 1.5 Payout (%) 8 3 87 139 131 Description 2Q26 2025 % YoY TIMS3 Share Price (R$)* 21.87 2 1.34 2.5% TIMB Share Price (US$)* 2 1.42 1 9.51 9.8% Number of Shares Outstanding 2,392,125,889 2,392,125,889 - Number of Treasury Shares 3,457,567 3,457,567 - Earnings per Share (EPS) 0.43 1.82 n.a. Price-to-Earnings (P/E) 50.5 11.8 n.a. Description 15 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 ENVIRONMENTAL, SOCIAL AND GOVERNANCE 2Q26 ESG Highlights For the second consecutive year, TIM received the highest possible “A” rating in the CDP Supplier Engagement Assessment (SEA) for its supplier engagement actions. Since 2022, the Company has been assessing the ESG maturity of its value chain, aligning this analysis with its business strategy. This recognition is also the result of the initiatives carried out under the Sustainable Procurement Program, which aims to strengthen sustainability practices among suppliers. TIM was awarded the Gender and Racial Equality Seal (7th edition), granted by Brazil’s Ministry of Women to companies that demonstrate practices aimed at equal opportunities for men and women and the promotion of racial equity in the corporate environment. The Company reaffirms its commitment to diversity, equity, and inclusion, by setting targets and developing initiatives that strengthen an inclusive culture and promote the value of diversity. More than 400 women joined Elas Fazem STEM, a TIM initiative aimed at strengthening female participation in Science, Technology, Engineering, and Mathematics (STEM). Developed in partnership with CMI Business Transformation, Mulheres Positivas, and Pragma Brasil, the program offers a development journey consisting of masterclasses, mentoring sessions, and a community for sharing experiences. The initiative seeks to expand opportunities for growth, connection, and leadership for women in technology. In April, Instituto TIM, in partnership with Gerando Falcões, announced the 10 organizations selected in the second edition of the Fortalecendo Redes call for proposals. With a total allocation of R$ 1 million to leverage social impact projects, the funds were distributed among civil society organizations that are part of the Gerando Falcões Network and work in technology education, social innovation, and territorial empowerment. Each selected organization will receive up to R$ 100,000. As part of the World Recycling Day celebration (May 17), TIM reinforced its commitment to promoting the circular economy. Through its reverse logistics program and collection campaigns, environmental education initiatives, and social mobilization activities carried out in partnership with the Brazilian Association for the Recycling of Electrical and Electronic Equipment and Home Appliances (ABREE), the Company recovered 66.8 tonnes of electrical and electronic waste in 2025. In the second quarter, TIM already exceeded its target of recycling or reusing 95% of its solid waste, reaching 99.8%. TIM was selected by AXIA Energia to expand 4G connectivity across 20 hydroelectric power plants in different regions of Brazil. The deployment process, which began in the second quarter, is expected to continue through the end of 2026. The partnership will make Itumbiara Hydroelectric Power Plant, located on the border between the states of Minas Gerais and Goiás, the first 5G Hydroelectric Power Plant in Brazil. The new antennas will also provide connectivity access to approximately 478,000 people living in remote areas where the power plants are located. 16 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 A leader in grain and cotton production in Brazil, Grupo JCN and TIM implemented a connectivity project at Fazenda São Paulo, located in the Baús region of Mato Grosso do Sul. With the deployment of a new dedicated 4G infrastructure designed to meet the needs of the agricultural operation, it will be possible to monitor activities in real time, enhancing integration among machines, systems, and teams, while also contributing to productivity gains, greater efficiency in the use of resources such as water and energy, and improved decision-making in the field. In line with its commitment to increasing energy efficiency, TIM ended the second quarter with 135 Distributed Generation (DG) plants in operation. With a predominance of solar plants (118), as well as 12 hydroelectric plants, two biogas plants, and three natural gas plants, DG is responsible for about 67% of the energy used by the Company. Furthermore, 100% of the electricity purchased by TIM comes from renewable sources (through the acquisition of I-RECs). TIM closed the second quarter with 1,890 active biosites in its network. These structures, similar to a common streetlight pole, are a solution for densifying the mobile access network (antennas/towers) with very low visual and urban impact, lower cost, and fast installation. For more than ten years, TIM has been bringing biosite technology to all regions of Brazil, investing in increasingly modern and sustainable models. To access the quarterly ESG report, visit: Filings 17 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 DISCLAIMER The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the international accounting standards IFRS (International Financial Reporting Standards) and in Reais (R$), in compliance with the Brazilian Corporate Law, Law No. 6,404/76. Comparisons refer to the second quarter (“2Q26”) and to the first six months of 2026 (“6M26”), except where otherwise indicated. This document may contain forward-looking statements. These are not statements of historical fact and reflect the beliefs and expectations of the Company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “plans,” “predicts,” “projects,” “aims,” as well as similar words, are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, whether or not foreseen by the Company. Therefore, the Company’s future operating results may differ from current expectations, and readers of this disclosure should not base their considerations exclusively on the information provided herein. Forward-looking statements reflect only the opinions as of the date on which they are made, and the Company is under no obligation to update them in light of new information or future developments. INVESTOR RELATIONS ANNEXES Annex 1: Balance Sheet Annex 2: Income Statement Annex 3: Cash Flow Statements The complete Financial Statements, including the Explanatory Notes, are available on TIM S.A.’s Investor Relations website: ri.tim.com.br 18 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 ANNEX 1 – TIM S.A. Balance Sheet 2Q262Q25% YoY1Q26% QoQR$ millionASSETS57,190 56,955 0.4%57,796 -1.0%CURRENT ASSETS12,394 13,455 -7.9%14,086 -12.0%Cash and cash equivalents2,677 2,995 -10.6%4,022 -33.4%Marketable securities1,852 2,479 -25.3%1,850 0.2%Trade accounts receivable4,959 5,335 -7.1%5,169 -4.1%Inventories428 358 19.3%387 10.3%Recoverable income and social contribution taxes31 45 -30.7%50 -38.5%Recoverable taxes, fees and contributions1,116 904 23.5%1,108 0.7%Prepaid expenses650 569 14.3%746 -13.0%Derivative financial instruments359 434 -17.3%448 -19.8%Leases36 33 7.5%34 4.0%Other assets286 304 -5.7%271 5.6%NONCURRENT44,796 43,500 17.0%43,710 2.5%Noncurrent assets5,037 4,305 17.0%4,484 12.3%Marketable securities34 21 59.7%35 -1.9%Accounts receivable305 113 170.9%124 146.4%Recoverable income and social contribution taxes287 231 24.2%273 4.9%Recoverable taxes, fees and contributions867 927 -6.5%916 -5.4%Deferred income and social contribution taxes 1,719 1,276 34.7%1,388 23.8%Judicial deposits 705 693 1.7%676 4.2%Prepaid expenses368 297 24.1%341 7.9%Leases199 209 -4.8%196 1.2%Other financial assets514 508 1.2%502 2.5%Other assets39 30 29.4%32 21.8%Permanent Assets39,759 39,195 1.44%39,226 1.4%Investment- 1,316 n.a.1,232 n.a.Property, plant and equipment24,276 23,246 4.4%23,246 4.4%Intangible assets15,483 14,633 5.8%14,747 5.0%LIABILITIES57,190 56,955 0.4%57,796 -1.0%CURRENT LIABILITIES14,601 14,858 -1.7%15,381 -5.1%Suppliers4,842 4,523 7.1%5,179 -6.5%Loans and financing1,109 951 16.6%979 13.3%Lease liabilities1,674 1,597 4.8%1,644 1.8%Derivative financial instruments130 220 -41.2%137 -5.5%Payroll and related charges382 333 14.7%429 -11.1%Income tax and social contribution payable149 92 61.2%184 -19.1%Taxes, fees and contributions payable5,326 4,252 25.3%5,055 5.4%Dividends and interest on shareholders’ equity payable365 2,181 -83.3%1,116 -67.3%Authorizations payable335 310 8.1%326 2.9%Deferred revenues221 294 -24.6%245 -9.4%Other liabilities68 105 -34.7%87 -21.0%NON CURRENT LIABILITIES17,574 16,971 3.6%17,995 -2.3%Loans and financing 1,540 1,955 -21.2%1,853 -16.9%Lease liabilities12,175 11,720 3.9%12,263 -0.7%Income tax and social contribution payable32 7 392.4%26 21.9%Taxes, fees and contributions payable 63 38 69.0%33 93.0%Deferred income and social contribution taxes 10 - n.a.- n.a.Provision for legal and administrative proceedings1,600 1,479 8.2%1,591 0.6%Pension plan and other postemployment benefits4 3 29.6%4 -Authorizations to pay1,194 1,184 0.8%1,188 0.5%Deferred revenues372 529 -29.7%412 -9.9%Obligations to shareholders518 24 2056.4%534 -3.12%Other liabilities66 33 101.4%90 -26.9%SHAREHOLDERS' EQUITY 25,015 25,125 -0.4%24,420 2.4%Capital13,478 13,478 -13,478 -Capital reserves405 409 -0.9%393 3.0%Income reserves10,217 10,019 2.0%10,203 0.1%Equity valuation adjustments(3) (2) 29.6%(3) -Treasury stocks(79) (51) 52.9%(79) -Net Income for the period997 1,273 -21.7%427 133.4%Description 19 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 ANNEX 2 – TIM S.A. Income Statement * EBITDA normalized for non-recurring effects in Operating Costs and Expenses (+R$ 72.1 million in 2Q26, +R$ 6.0 million in 1Q26, +R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25). Net Income normalized for non-recurring effects in EBITDA and in Income Tax (-R$ 5.4 million in 2Q26, -R$ 2.0 million in 1Q26, -R$ 387k in 2Q25 and -R$ 6.5 million in 1Q25). 2Q262Q25% YoY1Q26% QoQ6M266M25% YoYR$ millionNet Revenues6,965 6,600 5.5%6,806 2.3%13,772 12,994 6.0% Services Revenues6,785 6,417 5.7%6,644 2.1%13,429 12,657 6.1%Mobile Service6,369 6,089 4.6%6,253 1.8%12,622 12,010 5.1%Client Generated5,877 5,703 3.1%5,819 1.0%11,696 11,245 4.0%Interconnection90 91 -0.2%110 -17.8%200 174 15.0%Customer Platform63 29 117.3%26 139.8%89 51 76.0%Others338 267 26.9%298 13.5%636 541 17.7%Fixed Service416 328 27.0%391 6.4%808 646 24.9%of which TIM UltraFibra247 226 9.5%243 1.8%490 444 10.4%Products Revenues181 183 -1.5%162 11.6%342 337 1.7%Operating Expenses(3,452) (3,250) 6.2%(3,525) -2.1%(6,977) (6,579) 6.0%EBITDA3,514 3,350 4.9%3,281 7.1%6,795 6,415 5.9%EBITDA Margin50.4%50.8%-0.3p.p.48.2%2.2p.p.49.3%49.4%-0.03p.p.Depreciation & Amortization(1,796) (1,776) 1.1%(1,739) 3.3%(3,535) (3,522) 0.4%Depreciation(1,281) (1,292) -0.9%(1,234) 3.8%(2,515) (2,558) -1.7%Amortization(516) (484) 6.5%(505) 2.2%(1,020) (964) 5.9%Equity in Earnings(17) (26) -35.2%(28) -40.7%(45) (52) -14.6%EBIT1,701 1,549 9.8%1,515 12.3%3,215 2,841 13.2%EBIT Margin24.4%23.5%1.0p.p.22.3%2.2p.p.23.3%21.9%1.5p.p.Net Financial Results(569) (375) 51.8%(530) 7.3%(1,099) (973) 12.9%Financial Expenses(1,513) (955) 58.4%(911) 66.1%(2,424) (1,660) 46.0%Financial Income950 632 50.3%381 149.2%1,332 772 72.6%Net Exchange Variation(6) (52) -87.8%(1) 1108.6%(7) (85) -91.9%Income before taxes1,132 1,174 -3.6%985 15.0%2,117 1,867 13.3%Income Tax and Social Contribution(162) (198) -18.1%(168) -3.1%(330) (94) 249.4%Net Income970 975 -0.6%817 18.7%1,787 1,773 0.8%R$ millionNet Revenues6,965 6,600 5.5%6,806 2.3%13,772 12,994 6.0% Services Revenues6,785 6,417 5.7%6,644 2.1%13,429 12,657 6.1%Mobile Service6,369 6,089 4.6%6,253 1.8%12,622 12,010 5.1%Client Generated5,877 5,703 3.1%5,819 1.0%11,696 11,245 4.0%Interconnection90 91 -0.2%110 -17.8%200 174 15.0%Customer Platform63 29 117.3%26 139.8%89 51 76.0%Others338 267 26.9%298 13.5%636 541 17.7%Fixed Service416 328 27.0%391 6.4%808 646 24.9%of which TIM UltraFibra247 226 9.5%243 1.8%490 444 10.4%Products Revenues181 183 -1.5%162 11.6%342 337 1.7%Operating Expenses(3,380) (3,249) 4.0%(3,519) -4.0%(6,899) (6,558) 5.2%Personnel(406) (378) 7.3%(383) 6.2%(789) (736) 7.1%Selling & Marketing(964) (952) 1.2%(936) 3.0%(1,900) (1,914) -0.8%Network & Interconnection(1,287) (1,247) 3.2%(1,496) -14.0%(2,783) (2,569) 8.3%General & Administrative(229) (207) 10.5%(221) 3.6%(451) (418) 7.7%Cost Of Goods Sold (COGS)(240) (256) -6.1%(225) 6.8%(465) (464) 0.1%Bad Debt(264) (191) 38.1%(225) 17.2%(490) (373) 31.1%Other Operational Revenues (Expenses)11 (17) n.a.(33) n.a.(22) (83) -72.9%EBITDA3,586 3,351 7.0%3,287 9.1%6,873 6,435 6.8%EBITDA Margin51.5%50.8%0.7p.p.48.3%3.2p.p.49.9%49.5%0.4p.p.Net Financial Results(569) (375) 51.8%(530) 7.3%(1,099) (973) 12.9%Income Tax and Social Contribution(168) (199) -15.6%(170) -1.1%(337) (101) 233.0%Net Income1,036 976 6.2%821 26.2%1,857 1,786 4.0%Total Normalized Items(67) (1) 8769.4%(4) 1589.2%(71) (13) 430.8% REPORTED NORMALIZED* Description 20 This document is the property of TIM S.A. All rights reserved © TIM S.A. Earnings Release 2Q26 ANNEX 3 – TIM S.A. Cash Flow Statements * EBT (“Earnings Before Taxes”) normalized for non-recurring effects in Operating Costs and Expenses (+R$ 72.1 million in 2Q26, +R$ 6.0 million in 1Q26, +R$ 1.1 million in 2Q25 and +R$ 19.0 million in 1Q25). 2Q262Q25% YoY1Q26% QoQ6M266M25% YoYR$ millionInitial Cash Balance4,022 2,840 41.6%3,610 11.4%3,610 3,259 10.8%Earnings Before Taxes Normalized*1,204 1,175 2.5%991 21.5%2,195 1,888 16.3%Non recurring operating items(72) (1) 6223.6%(6) 1104.3%(78) (20) 286.9%Depreciation & Amortization1,796 1,776 1.1%1,739 3.3%3,535 3,522 0.4%Equity in earnings17 26 -35.2%28 -40.7%45 52 -14.6%Residual value of property, plant and equipment and intangible written off2 4 -35.4%2 16.3%4 7 -34.2%Interest on asset retirement obligation(0.2) 0.4 n.a.(0.2) 0.4%(0.5) 2 n.a.Provision for legal and administrative proceedings23 28 -18.3%81 -72.1%103 92 12.8%Monetary adjustments to deposits, administrative and legal proceedings61 (46) n.a.47 29.1%108 (31) n.a.Interest, monetary and exchange variations of borrowings and other financial adjustments301 227 32.5%196 53.4%496 430 15.3%Yield from securities(52) (80) -35.0%(65) -20.5%(117) (159) -26.4%Lease interest payable428 395 8.5%471 -9.0%899 774 16.1%Lease interest receivable(7) (7) -1.1%(7) -0.5%(14) (14) -0.2%Provision for expected credit losses264 191 38.1%225 17.2%490 373 31.1%Result from operations with other derivatives- - -- -- 166 n.a.Net loss on investment measured at fair value56 - -- n.a.56 - n.a.Long-term incentive plans12 5 120.4%5 138.3%17 12 44.8%Decrease (increase) in operating assets(29) (496) -94.1%(743) -96.0%(772) (873) -11.6%Trade accounts receivable(212) (450) -53.0%(440) -51.9%(651) (559) 16.5%Taxes and contributions recoverable137 (36) n.a.96 43.2%233 99 136.6%Inventory(40) (29) 39.5%(30) 32.2%(70) (65) 8.7%Prepaid expenses102 73 40.5%(403) n.a.(301) (303) -0.8%Judicial deposit(5) 7 n.a.10 n.a.6 12 -49.2%Other current assets(13) (60) -79.1%24 n.a.11 (57) n.a.Increase (decrease) in operating liabilities(707) (114) 520.1%(139) 408.0%(846) (592) 43.0%Payroll and related charges(61) (78) -21.4%61 n.a.(0.4) (20) -98.0%Suppliers(423) (20) 2051.3%64 n.a.(359) (458) -21.6%Taxes, charges and contributions69 90 -23.2%59 17.6%127 191 -33.1%Authorizations payable(15) 4 n.a.8 n.a.(8) 10 n.a.Payments for legal and administrative proceedings(85) (67) 26.2%(104) -18.7%(189) (173) 9.5%Deferred revenues(121) 2 n.a.(158) -23.1%(279) (17) 1522.3%Other current liabilities(71) (45) 58.2%(68) 4.3%(139) (124) 12.1%Income tax and social contribution paid(181) (112) 61.6%(158) 14.8%(339) (161) 110.1%Net Cash (used in) from operations3,115 2,971 4.9%2,666 16.9%5,781 5,467 5.8%Capex(935) (882) 6.0%(1,354) -31.0%(2,289) (2,221) 3.0%Redemption of marketable securities1,975 1,871 5.5%2,200 -10.2%4,175 3,979 4.9%Investment on marketable securities(1,843) (1,787) 3.1%(1,719) 7.2%(3,561) (3,871) -8.0%Capital allocation in 5G Fund- - -- -- (85) n.a.Receipt - Agreement with Bank C6- - -- -- 52 n.a.Payment for the acquisition of V8, net of acquired cash(10) - n.a.(43) -76.7%(53) - n.a.Payment for the acquisition of I-Systems, net of acquired cash(917) - n.a.- n.a.(917) - n.a.Others3 (3) n.a.11 -68.0%14 13 10.9%Net cash used in investment activities(1,727) (801) 115.7%(905) 90.9%(2,631) (2,133) 23.4%New loans- - -- -- - n.a.Amortization of loans(792) (124) 536.7%(71) 1022.1%(862) (223) 286.1%Interest paid - Loans(58) (47) 24.7%(5) 1107.4%(63) (54) 17.4%Payment of lease liability(400) (395) 1.4%(374) 7.0%(775) (797) -2.8%Interest paid on lease liabilities(461) (396) 16.6%(480) -3.9%(941) (786) 19.8%Lease incentives39 - n.a.66 -40.5%105 4 2631.9%Payments in stock split/ reverse split operation(0.1) - n.a.(0.1) 19.6%(0.2) - n.a.Derivative financial instruments93 (63) n.a.(8) n.a.85 (68) n.a.Dividends and interest on shareholder's equity paid(1,153) (956) 20.6%(478) 141.2%(1,631) (1,626) 0.3%Purchase of treasury shares, net of disposals- (35) n.a.- -- (48) n.a.Net cash used in financing activities(2,733) (2,016) 35.6%(1,350) 102.4%(4,083) (3,598) 13.5%Cash Flow(1,344) 154 n.a.411 n.a.(933) (264) 253.2%Final Cash Balance2,677 2,995 -10.6%4,022 -33.4%2,677 2,995 -10.6%Description

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 27, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer